Karen E. Maidment, FCA Senior Executive Vice President & Chief Financial Officer	BMO Financial Group 1 First Canadian Place 100 King Street West, 18th Floor Toronto, ON M5X 1A1 Tel: (416) 867-6776 Fax: (416) 867-4137 karen.maidment@bmo.com
October 31, 2005
Don Walker
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 4561
RE:	Bank of Montreal Form 40-F for the Fiscal Year Ended October 31, 2004 Filed December 15, 2004 File No. 1-13354
Dear Mr. Walker:
Thank you for your letter of September 20, 2005 requesting additional information. We apologize for the delay in responding. As previously advised we did not receive your letter until October 19, 2005. We are pleased to provide the following responses to your questions.
1.	Refer to prior comment 2 from our letter dated August 24, 2005. Please describe for us your methodologies for calculating your credit risk, valuation, liquidity risk and closeout and administrative costs fair value reserves.

Exchange traded derivatives are recorded at exchange prices. For over the counter derivatives where specific market prices are not available we estimate fair value using models which incorporate market based information. In these cases, Valuation Product Control (VPC), a group independent of the trading lines of business, identifies situations where adjustments must be made to the model estimates to arrive at fair value.

Methodologies for calculating the reserves are established by VPC and must be approved by the Vice-Chair of the line of business and the Executive Vice President and Senior Market Risk Officer. Material changes to the methodologies must also be approved in this manner. Methodologies are reviewed at least annually to ensure that they remain appropriate. VPC calculates the reserves on a monthly basis.

A more detailed discussion of the different types of reserves follows.

Credit risk reserve

Our derivative valuation applications apply general market inputs. As a result, the values estimated using these inputs do not recognize the effects that different counterparty credit ratings have on the fair value of our derivatives. We use a consistent methodology to calculate the credit valuation adjustment at each period end. A reserve amount is calculated by counterparty based on the following factors:
•	The credit rating of the counterparty,

•	Current credit spreads, and

•	The terms and exposure to the counterparty.
As a result, the credit risk reserve adjusts the value determined through our derivative applications to our best estimate of our derivatives’ fair value, taking into account counterparty credit risk.

Valuation reserve

For over the counter derivatives where specific market prices are not available, we use models to estimate fair value. Valuation reserves are calculated as part of this process for instruments where there are limitations, such as skew and different repricing intervals, in our model’s ability to estimate fair value in all circumstances.

As an example, interest rate swaps are valued using the standard three-month index. A valuation adjustment is applied to non-standard swaps (e.g., with rates that reset monthly or every six months) using quoted market basis spreads.

Our methodology for estimating valuation reserves involves identifying any limitations with our existing models and calculating an appropriate adjustment, depending on the nature of the limitation. We use observable market data in this process wherever possible. In those uncommon situations where there is a lack of market data, we use our judgement in order to arrive at our best estimate, taking into account the nature of the product and any available historical data and current transactions.

Liquidity risk reserve

A liquidity reserve represents our estimate of the additional costs that are not fully reflected in the close out reserve and that would be incurred to close out positions. The need for a liquidity risk reserve is evaluated where factors such as the size or terms of an instrument or lack of market data indicate that the instrument is unusual and therefore less liquid. Liquidity reserves are calculated on a case-by-case basis using techniques appropriate to the particular liquidity concerns and incorporating observable market data wherever possible. In those uncommon situations where there is a lack of market data, we use our judgement in order to arrive at our best estimate, taking into account the nature of the product and any available historical data and current transactions.

Close out reserve

Typically derivative instruments are initially valued at mid-market levels (i.e., at the price between the bid and asked price). The close out reserve is calculated related to net open positions in a portfolio. The close out reserve is determined based on the difference between bid and asked prices on an open position. The impact of the close out reserve is to adjust net open positions to the appropriate point within the bid-asked spread.

We believe our use of close out reserves to adjust the price to a point within the bid-asked spread at which market place participants would currently transact is consistent with the guidance in the FASB October 21, 2005 working draft of the Statement on “Fair Value Measurements”.

Administrative cost reserve

The administrative cost reserve is a projection of the future servicing costs to administer the current portfolio of derivatives. The reserve is computed as the present value of the estimated annual administrative costs over the average term of the portfolio.

2.	Refer to prior comment 2 from our letter dated August 24, 2005. Please separately quantify for us your credit risk, valuation, liquidity risk and closeout and administrative costs fair value reserves for each of the past three fiscal year ends and analyze any significant increases or decreases.

The table below sets out the amount of each of our reserves and the fair value of our trading derivatives as at October 31 for the years indicated. (All amounts are in millions of Canadian dollars.)

Reserve Summary Totals	2004	2003	2002
Credit Risk	(39.1)	(20.8)	(15.2)
Valuation	(4.6)	(8.4)	(3.4)
Liquidity Risk	(11.4)	(12.7)	(8.6)
Closeout	(5.2)	(4.7)	(6.4)
Administrative Cost	(17.4)	(19.1)	(19.8)

Total Reserves	(77.7)	(65.7)	(53.4)

Fair Value of Trading Derivatives
Assets	24,914	20,878	21,932

Liabilities	(23,741)	(20,375)	(21,927)

Significant changes are explained as follows:
•	Credit risk reserve: The main reason for the increase between 2002 and 2003 is that we changed our methodology in 2003 to better incorporate the impact of changes in credit spreads. The impact of credit spread changes was not reflected in the methodology prior to 2003. The increase from 2003 to 2004 was due to increased credit spreads, increased exposures by counterparty and increases in commodity contracts and credit derivatives.

•	Valuation adjustments: The increase in this reserve from 2002 to 2003 relates to our commodities and foreign exchange portfolios. In both cases, valuation adjustments were necessary to account for skew valuation due to limitations in our models to price deep in the money and out of the money options. Between 2002 and 2003, our natural gas option positions in our commodities portfolio and our Japanese Yen option positions in our foreign exchange portfolio increased. In 2004, the Japanese Yen option positions decreased, explaining the reduction in the reserve between 2003 and 2004.

•	Liquidity risk reserve: The main reason for the increase between 2002 and 2003 is that we implemented reserves for stock warrants for the first time. There was also an increase in equity derivatives maturing in more than 3 years. These longer dated instruments tend to be less liquid, giving rise to the need for larger liquidity reserves.
3.	Please tell us how you account for any unrealized “day one” gains or losses. If you initially defer or reserve “Day One” gains or losses, tell us how you subsequently account for the amount deferred.

We record all trading derivatives at market on a daily basis. However, since we do not enter into off-market trades, we do not have “day one” gains or losses that relate to “dealer profit”, as described in EITF 02-03 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes”.
Should you have any further questions, please contact Cally Hunt, Vice President and Chief Accountant at (416) 643-1727, or me at (416) 867-6776.
Sincerely,
/s/ Karen Maidment
Karen Maidment
Senior Executive Vice President
& Chief Financial Officer
BMO Financial Group